UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

05047967

March 21, 2005

Lisa K. Bork
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/21/2005

Re: Exxon Mobil Corporation
Incoming letter dated January 20, 2005

Dear Ms. Bork:

This is in response to your letter dated January 20, 2005 concerning the shareholder proposal submitted to ExxonMobil by the Sisters of St. Dominic of Caldwell New Jersey, the Sisters of Charity of Saint Elizabeth, the Mercy Investment Program, the American Baptist Home Mission Society of The American Baptist Churches, USA, the Sisters of St. Joseph, the Maryknoll Fathers and Brothers, the State of Maine Lands Reserved Trust, and the Maine State Retirement System. We also have received a letter on behalf of certain of the proponents dated March 7, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1473 Telephone
972 444 1432 Facsimile
lisa.k.bork@exxonmobil.com

Lisa K. Bork
Counsel

ExxonMobil

January 20, 2005

VIA Network Courier
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: **Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8**
Omission of Shareholder Proposal submitted by Sister Patricia Daly --
Nomination of outside directors with oil, gas or energy expertise

Dear Sir or Madam:

Exxon Mobil Corporation ("ExxonMobil" or the "Company") has received the shareholder proposal attached as Exhibit 1 (the "Proposal") from Sisters of St. Dominic of Caldwell New Jersey (the "Proponent") and seven "co-sponsors" for inclusion in the Company's proxy material for its 2005 annual meeting of shareholders. Enclosed as Exhibit 2 are copies of correspondence between the Company and the Proponent and various co-sponsors. ExxonMobil intends to omit the Proposal from its proxy material pursuant to Rule **14a-8(i)(8)** (relates to election) and **Rule 14a-8(i)(3)** (violation of proxy rules on the basis that it is vague and indefinite.) We respectfully request the concurrence of the staff of the Division of Corporation Finance that no enforcement will be recommended if the Company omits the Proposal from its proxy materials.

The Shareholder Proposal

The Proposal is set forth in its entirety in Exhibit 1. The resolution is as follows:

"**Be it Resolved** that the shareholders of ExxonMobil request the Nominating Committee of the Board of Directors to adopt a policy of annually nominating, whenever possible, at least two independent Directors who, without any conflicts of interest vis a vis ExxonMobil, hold expertise in the oil, gas or energy industry, and who have significant availability of time to devote to the oversight of ExxonMobil management."

Reason for Omission of Proposal: Relates to Election (Rule 14a-8(i)(8))

Rule 14a-8(i)(8) allows a company to exclude a proposal if it relates to an election to membership on the company's board of directors. This provision allows the omission of a proposal that relates to an election to office and precludes nomination of a particular individual as a director. The purpose of the exclusion is to ensure that the shareholder proposal process is not used as a means for bypassing the rules concerning election contests. As stated in the SEC's 1976 release, "the principal purpose of this grounds for exclusion is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting elections or effecting reforms in election of that nature, since other proxy rules [...] are applicable thereto." Exchange Act Release No. 12,598, 1976 SEC LEXIS 1290 (July 7, 1976).

This Proposal seeks to require the nomination as directors of at least two persons from a *particular group* of persons - i.e., those who "hold expertise in the oil, gas or energy industry." The SEC staff has consistently agreed that companies may exclude proposals that have sought to impose similar restrictions on nominees for director. Most recently, in *The Walt Disney Company* (December 14, 2004), the Division of Corporation Finance granted the company's reconsideration request and agreed that it may exclude under Rule 14a-8(i)(8) a proposal requesting that the company reserve at least one seat on the board for a descendant of Walter E. Disney or Roy O. Disney. In its reconsideration request letter, company counsel argued that the proposal called for the nomination of a *person chosen from a designated group* and thus involved the nomination of a specific individual rather than a procedure for nomination or qualification generally.

Like the situation in *Disney*, the Proponent here is requesting the nomination of two persons from a designated group of people - those with expertise in the oil, gas or energy industry (and who do not have conflicts with ExxonMobil). The Proposal does not describe or request procedures for nominee qualifications in general, but calls for the board to select nominees from a prescribed group. In another case, the staff concurred that a company could omit a proposal that required the company's board to nominate at least one candidate "whose qualifications shall include five years or more work as an executive of a California-based environmental or conservation organization." *Pacific Gas and Electric Company* (December 12, 1989). The staff explained that because the proposal "requires the nomination of a person chosen from a designated group, it involves the nomination of a specific individual rather than procedures for nomination or qualification generally."

The staff has consistently agreed that companies may omit substantially similar proposals. *See, e.g.*, in addition to those cited above, *Delhaize America, Inc.* (March 9, 2000) (allowing exclusion of a proposal requesting the Board to nominate two directors from a group of the company's employees); *Archer-Daniels-Midland Co.* (August 6, 1999) (allowing exclusion of a proposal requesting that nominees be authorized representatives of entities that have made "qualified offers" to acquire all of the company's stock); and *Allied Corporation*

(January 5, 1984) (allowing exclusion of proposal requesting that the board nominate a non-management salaried employee to the board).

As in the precedents cited above, the current Proposal relates to the election of a person from a designated group, and thus relates to the election of a specific individual to the Company's board. The Company therefore believes it may omit the Proposal under Rule 14a-8(i)(8).

Reason for Omission of Proposal: Violation of Proxy Rules - Vague and Indefinite (Rule 14a-8(i)(3))

The Company believes that if the staff does not agree that the Proposal improperly requires the board to nominate persons from a designated group (as discussed above), then the Proposal may be omitted pursuant to Rule 14a-8(i)(3). This rule provides that a proposal may be omitted if it is contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials. The staff allows companies to omit proposals that are so vague and indefinite as to be potentially misleading in contravention of Rule 14a-9. As discussed further below, the requirements of the Proposal are vague and indefinite, and therefore, misleading.

Precedents

The staff concurred with Exxon Corporation in 1992 on vagueness grounds with respect to a proposal requesting that "no one be elected to the Board of Directors who has taken the company into bankruptcy or one of the Chapter 7-11 or 13 after losing considerable amount of money." The staff found that this proposal was properly excludable because "although the proposal appears directed at the subject of director qualifications, the proposal includes criteria toward that object which are vague and indefinite." The staff noted that the proposal's use of terms such as "the company" and "considerable amount of money":

> "makes the proposal misleading since such matters would be subject to differing interpretations both by shareholders voting on the proposal and the company's Board in implementing the proposal, if adopted, with the result that any action ultimately taken by the company could be significantly different form the action envisioned by shareholders voting on the proposals."

Similarly, in *Norfolk Southern Corporation* (February 13, 2002), the staff concurred with the company's exclusion of a proposal requesting that the board of directors

> "provide for shareholder vote and ratification, in all future elections of Directors, candidates with solid background, experience, and records of demonstrated performance in key managerial positions *within the transportation industry.*"

(Emphasis added.) The staff stated that "although the proposal appears directed at the subject of director qualifications, the proposal includes criteria toward that object that are vague and indefinite." The company argued that many terms used in the resolution, including "solid background and experience," "the transportation industry" and "key managerial positions", were uncertain and ambiguous, and that if the proposal were adopted, neither the company, the board nor the shareholders could determine what actions would be required to implement the proposal.

The Current Proposal

Applying the standard outlined above to the current Proposal, the Company believes that the Proposal is sufficiently vague and indefinite to justify exclusion because neither the shareholders voting on the Proposal, nor the board in implementing the Proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions should be taken under the Proposal.

The Proposal asks the shareholders to request the Nominating Committee to adopt a policy of:

> "nominating, whenever possible, at least two independent Directors who, without any conflicts of interest vis a vis ExxonMobil, hold expertise in the oil, gas or energy industry, and who have significant availability of time to devote to the oversight of ExxonMobil management."

Several portions of this resolution are vague and indefinite and are subject to differing interpretations, thus rendering them effectively meaningless. Among the many uncertainties are the following terms and phrases in the Proposal:

- **"without any conflicts of interest vis a vis ExxonMobil"**. Who determines this? What standards govern whether a relationship - past or present - is a conflict of interest? What one person considers a conflict may be very different from what another believes. As the staff knows, various organizations and agencies have their own policies and rules regarding what standards must be met in order for one to be deemed an "independent director" (which roughly equates to a director without a conflict of interest), and these standards often differ from one organization to another.[1] In addition, given that ExxonMobil is a large, global, integrated energy company, and given the large number of joint ventures in the industry and the many

[1] *See, e.g.*, the Council of Institutional Investors Corporate Governance Policies for its views on independence at *http://www.cii.org/dcwascii/web.nsf/doc/council_indepdirectdef.cm.* These standards differ from the "independence tests" of the New York Stock Exchange found in Section 303A.02 of the Listed Company Manual. Examples of differences include how "relative" and "immediate family member" are defined by the CIC and the NYSE, respectively, and the length of the "look-back" period for analyzing relationships. Many other differences exist between just these two definitions of independence. Examples of other organizations with independence standards include CalPERS, the American Law Institute, and the National Association of Corporate Directors.

contractors and suppliers used by the Company, the potential for conflicts to exist between the Company and nominees "within the oil, gas or energy industry" is enormous. Without knowing what conflict of interest standards to apply, the task becomes even more difficult, if not impossible.

- **"expertise in the oil, gas or energy industry"**. What constitutes "expertise" (e.g., must someone have reached a certain level of management experience or have a particular level or type of scientific education)? Would the nominees also have to have other qualities that ExxonMobil directors deem appropriate for a member of the board or only the specified expertise? What constitutes the "oil, gas or energy industry"? Is it only companies that explore for and produce hydrocarbons? Would it include retail gasoline businesses or gas utility companies? Who determines whether someone has been in the appropriate industry? This purported requirement is analogous to the situation in *Norfolk Southern*, discussed above, where the proposal requested nomination of persons with positions "within the transportation industry." The staff concurred that this proposal could be omitted on vagueness grounds.

- "[nominees...] **who have significant availability of time to devote to the oversight of ExxonMobil management**". What constitutes a "significant availability of time"? Could the person currently be employed by another company, or would that render him/her too busy? If the person is not employed by another company, would he/she still have the requisite expertise? Must he or she not serve on any other boards to be deemed to have enough time?

- **"whenever possible"**. The Proposal sets forth that the policy must require annual nominations, "whenever possible," of nominees meeting the vague standards. If only two potential nominees are found with "expertise" in the appropriate industries and without "conflicts of interest," does this mean that these individuals **must** be nominated even if they otherwise are not deemed qualified by the nominating committee, merely because it is "possible"?

The meaning and application of the terms of the Proposal would be subject to differing interpretations both by shareholders voting on the proposal and the Company's board in implementing the proposal. It is very possible that the board could potentially implement the Proposal in contravention of the intentions of the shareholders who voted for it.

The Company believes that this proposal is vague and indefinite and can therefore be omitted from the proxy statement.

If you have any questions or require additional information, please contact me directly at 972-444-1473. In my absence, please contact James E. Parsons at 972-444-1478.

Please file-stamp the enclosed copy of the letter without exhibits and return it to me in the enclosed envelope. In accordance with SEC rules, I am also enclosing five additional copies of this letter and the enclosures. A copy of this letter (and enclosures) is being sent to the Proponent. A copy of this letter is also being sent to each co-sponsor.

Sincerely,

Lisa K. Bork

Enclosures

cc - w/enc: **Proponent:**
Sisters of St. Dominic of Caldwell New Jersey
Attn: Patricia A. Daly, OP
Corporate Responsibility Representative
Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, New Jersey 07860-5103

cc - w/o enc: **Co-sponsors:**
Sister Barbara Aires, SC
Coordinator of Corporate Responsibility
The Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

Ms. Margaret Ann Cowden
Treasurer
National Ministries American Baptist Churches USA
588 North Gulph
King of Prussia, PA 19406

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
Mercy Investment Program
205 Avenue C, Apt. 10E
New York, NY 10009

Sister Patricia Kelly, SSJ
President
Sisters of Saint Joseph
Mount Saint Joseph Convent
9701 Germantown Avenue
Philadelphia, PA 19118

Reverend Joseph P. LaMar, MM
Assistant Treasurer
Maryknoll Fathers and Brothers
55 Ryder Road
Ossining, NY 10562

Ms. Dale McCormick
State of Maine
Office of the Treasurer
39 State House Station
Augusta, ME 04333-0039

Ms. Gail Drake Wright
Acting Executive Director
Maine State Retirement System
46 State House Station
Augusta, ME 04333-0046

EXHIBIT 1

RECEIVED

DEC 13 2004

H. H. HUBBLE

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, NJ 07860-5103

973 579-1732 voice
973 579-9919 fax
tricri@mindspring.com

December 8, 2004

DEC 13 2004

Mr. Lee R. Raymond
CEO
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Raymond:

The Dominicans of Caldwell and members of the Interfaith Center on Corporate Responsibility continue to be critically concerned about the social and environmental ramifications of our company's business. While we have been grateful for the dialogues we've had with executives of ExxonMobil over the past few years, the seeming lack of understanding of our concerns by the independent Board members is problematic.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of two hundred (200) shares of ExxonMobil, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to file the attached proposal asking the ExxonMobil Board of Directors to address the nomination process, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

While there will be other shareholders submitting this resolution, I will serve as the primary contact for these concerns.

Sincerely,

Patricia A. Daly, OP
Corporate Responsibility Representative

cc: Henry Hubble, Secretary, Exxon Mobil

SHAREHOLDER PROPOSAL

DEC 13 2004

NO. OF SHARES ____________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

ExxonMobil
2005
Qualifications for Independent Board Members

Whereas

ExxonMobil Corporation is one of the largest companies in the world in investment capitalization, revenue and in profit. It is also the world's largest energy company.

Although the independent members of the Board of Directors have the responsibility of protecting the interests of the shareholders, none of our outside directors have any day-to-day expertise in the core part of the company's business.

Many of our independent directors are active CEOs of large companies, and sit on many large cap corporate boards and non-profit organizations, all of which involve large commitments of time.

We believe that evaluation of the performance of the corporation, and effectiveness in improving the performance of the company, necessitates both a serious time commitment and an in-depth understanding of the energy business.

We believe that the oversight function of Board Members would be lacking if Board Members were to be uninformed about or misunderstand the core operations of the business, e.g. oil and gas availability, exploration and production, opportunities for investment in renewable energy resources and environmental impacts.

The proponents of this resolution contend that the oversight function of the outside directors would be enhanced if some had personal experience with the specialized problems of the industry.

Other publicly owned oil companies, such as Conoco Phillips, have outside directors with industry expertise.

Although the share price of ExxonMobil stock has thus far done well, the energy industry is changing rapidly. The proponents of this resolution believe that having outside board members with solid expertise in the industry could enhance the company's ability to adapt to changing circumstances and thus improve its fiscal performance and reputation.

Be it Resolved that the shareholders of ExxonMobil request the Nominating Committee of the Board of Directors to adopt a policy of annually nominating, whenever possible, at least two independent Directors who, without any conflicts of interest vis a vis ExxonMobil, hold expertise in the oil, gas or energy industry, and who have significant availability of time to devote to the oversight of ExxonMobil management.

RECEIVED
DEC 13 2004
H. H. HUBBLE

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, NJ 07860-5103

973 579-1732 voice
973 579-9919 fax
tricri@mindspring.com

December 8, 2004

Mr. Lee R. Raymond
CEO
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Raymond:

The Dominicans of Caldwell and members of the Interfaith Center on Corporate Responsibility continue to be critically concerned about the social and environmental ramifications of our company's business. While we have been grateful for the dialogues we've had with executives of ExxonMobil over the past few years, the seeming lack of understanding of our concerns by the independent Board members is problematic.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of two hundred (200) shares of ExxonMobil, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to file the attached proposal asking the ExxonMobil Board of Directors to address the nomination process, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

While there will be other shareholders submitting this resolution, I will serve as the primary contact for these concerns.

Sincerely,

Patricia A. Daly, OP
Corporate Responsibility Representative

cc: Henry Hubble, Secretary, Exxon Mobil

SHAREHOLDER PROPOSAL

DEC 13 2004

NO. OF SHARES __________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

ExxonMobil
2005
Qualifications for Independent Board Members

Whereas

ExxonMobil Corporation is one of the largest companies in the world in investment capitalization, revenue and in profit. It is also the world's largest energy company.

Although the independent members of the Board of Directors have the responsibility of protecting the interests of the shareholders, none of our outside directors have any day-to-day expertise in the core part of the company's business.

Many of our independent directors are active CEOs of large companies, and sit on many large cap corporate boards and non-profit organizations, all of which involve large commitments of time.

We believe that evaluation of the performance of the corporation, and effectiveness in improving the performance of the company, necessitates both a serious time commitment and an in-depth understanding of the energy business.

We believe that the oversight function of Board Members would be lacking if Board Members were to be uninformed about or misunderstand the core operations of the business, e.g. oil and gas availability, exploration and production, opportunities for investment in renewable energy resources and environmental impacts.

The proponents of this resolution contend that the oversight function of the outside directors would be enhanced if some had personal experience with the specialized problems of the industry.

Other publicly owned oil companies, such as Conoco Phillips, have outside directors with industry expertise.

Although the share price of ExxonMobil stock has thus far done well, the energy industry is changing rapidly. The proponents of this resolution believe that having outside board members with solid expertise in the industry could enhance the company's ability to adapt to changing circumstances and thus improve its fiscal performance and reputation.

Be it Resolved that the shareholders of ExxonMobil request the Nominating Committee of the Board of Directors to adopt a policy of annually nominating, whenever possible, at least two independent Directors who, without any conflicts of interest vis a vis ExxonMobil, hold expertise in the oil, gas or energy industry, and who have significant availability of time to devote to the oversight of ExxonMobil management.

590 Madison Avenue
39th Floor
New York, NY 10022

ForstmannLeff

RECEIVED
DEC 27 2004
S.M. DERKACZ

December 17, 2004

Mr. James Parsons
ExxonMobil

Dear Mr. Parsons:

The Community of the Sisters of St. Dominic of Caldwell, New Jersey is a beneficial owner of 200 shares of ExxonMobil Corporation. These shares have been consistently held for more that a year prior to December 13, 2004, have been held since this date, and will be held at least until after the next annual meeting. The shares are held by Morgan Stanley.

Sincerely,

Mary Ellen Sadim

Mary Ellen Sadim
Director, Client Relations

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 14, 2004

VIA UPS - OVERNIGHT DELIVERY

Sister Patricia A. Daly, OP
Corporate Responsibility Representative
Sisters of St. Dominic of Caldwell New Jersey
52 Old Swartswood Station Road
Newton, NJ 07860-5103

Dear Sister Patricia Daly:

This will acknowledge receipt of the proposal concerning director qualifications, which you have submitted on behalf of the Community of the Sisters of St. Dominic of Caldwell, NJ in connection with ExxonMobil's 2005 annual meeting of shareholders.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since the Community of the Sisters of St. Dominic of Caldwell, NJ does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 13, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 13, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

At this date we have not received proof of shareholdings. You stated in your letter of December 8 that this information was attached. However, it was not included in the envelope we received. This information must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

You should note that, if your proposal is not withdrawn or excluded, you or a representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

We are interested in discussing this proposal with you and will contact you in the near future.

Sincerely,

Enclosure

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 15, 2004

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility
The Sisters of Charity of Saint Elizabeth
P. O Box 476
Convent Station, NJ 07961-0476

Dear Sister Barbara Aires:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of The Sisters of Charity of Saint Elizabeth the proposal previously submitted by Sister Patricia Daly for the Community of the Sisters of St. Dominic of Caldwell NJ, concerning director qualifications in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume the Community of the Sisters of St. Dominic of Caldwell NJ will be the sponsor of this proposal. Enclosed is a copy of our letter to Sister Patricia Daly acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since The Sisters of Charity of Saint Elizabeth does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 13, 2004, the date we received your proposal; and (3) must state that you have continuously owned e securities for at least 12 months prior to December 13, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 10 included a statement dated November 30, 2004, from INVESCO stating that the Sisters of Charity of Saint Elizabeth has held 1,000 shares of Exxon Mobil Corporation stock for at least one year. This letter does not adequately establish your eligibility to submit a shareholder proposal. As explained above, you must submit documentation from the record holder of your securities indicating that you have continuously held the required value of securities for at least one year as of December 13, 2004, the date of submission and our receipt of your proposal. The letter from INVESCO verifies ownership through November 30.

In addition, the proof of ownership must be submitted by the record holder of your shares. The records of our transfer agent do not indicate that INVESCO is a record holder of ExxonMobil stock, nor does INVESCO appear on DTC's records as a direct participant in the DTC system.

Documentation establishing your eligibility and correcting the deficiencies specifically noted in this letter must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia A. Daly,
Sisters of St. Dominic of Caldwell New Jersey

Enclosures

THE SISTERS OF CHARITY
OF SAINT ELIZABETH

RECEIVED
DEC 13 2004
H. H. HUBBLE

December 10, 2004

Mr. Lee Raymond, CEO
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond,

The Sisters of Charity of Saint Elizabeth are deeply concerned about risks related to our core energy business and the present global realities facing all companies and the public. We, therefore, request the Board of Directors to adopt a policy of nominating two independent directors with expertise as describe in the attached proposal.

The Sisters of Charity of Saint Elizabeth are beneficial owners of at least 1000 shares of stock. Proof of ownership is enclosed. We will retain shares through the annual meeting.

I have been authorized to notify you of our intentions to co-sponsor the enclosed proposal with the Sisters of Saint Dominic, Caldwell for consideration by the Stockholders at the next meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the general rules and regulations of the Securities of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

Enc.

SBA/eg

SHAREHOLDER PROPOSAL

DEC 13 2004

NO. OF SHARES ________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

P 973.290.5402
F 973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

SISTERS OF CHARITY OF SAINT ELIZABETH NEW JERSEY MDCCCLIX
GOD IS CHARITY

OFFICE OF GENERAL TREASURER
BAIRES@SCNJ.ORG

ExxonMobil
2005
Qualifications for Independent Board Members

Whereas

ExxonMobil Corporation is one of the largest companies in the world in investment capitalization, revenue and in profit. It is also the world's largest energy company.

Although the independent members of the Board of Directors have the responsibility of protecting the interests of the shareholders, none of our outside directors have any day-to-day expertise in the core part of the company's business.

Many of our independent directors are active CEOs of large companies, and sit on many large cap corporate boards and non-profit organizations, all of which involve large commitments of time.

We believe that evaluation of the performance of the corporation, and effectiveness in improving the performance of the company, necessitates both a serious time commitment and an in-depth understanding of the energy business.

We believe that the oversight function of Board Members would be lacking if Board Members were to be uninformed about or misunderstand the core operations of the business, e.g. oil and gas availability, exploration and production, opportunities for investment in renewable energy resources and environmental impacts.

The proponents of this resolution contend that the oversight function of the outside directors would be enhanced if some had personal experience with the specialized problems of the industry.

Other publicly owned oil companies, such as Conoco Phillips, have outside directors with industry expertise.

Although the share price of ExxonMobil stock has thus far done well, the energy industry is changing rapidly. The proponents of this resolution believe that having outside board members with solid expertise in the industry could enhance the company's ability to adapt to changing circumstances and thus improve its fiscal performance and reputation.

Be it Resolved that the shareholders of ExxonMobil request the Nominating Committee of the Board of Directors to adopt a policy of annually nominating, whenever possible, at least two independent Directors who, without any conflicts of interest vis a vis ExxonMobil, hold expertise in the oil, gas or energy industry, and who have significant availability of time to devote to the oversight of ExxonMobil management.

INVESCO

INVESCO-NAM
Suite 2500
400 West Market Street
Louisville, Kentucky 40202
Telephone: (502) 581-7668
Facsimile: (502) 581-5105

November 30, 2004

Mr. Lee Raymond, CEO
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Proof of Ownership

Dear Mr. Raymond:

As the investment manager for the Sisters of Charity of Saint Elizabeth, INVESCO-NAM shows proof of ownership of 1,000 shares of Exxon Mobil Corporation for at least one year. The Sisters of Charity of Saint Elizabeth will continue to hold these shares through at least the Annual Meeting.

Should you have any questions or need additional information, please contact me at any time.

Sincerely,

Stephen G. Mullins, CFA
Portfolio Manager
502-581-6305

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

RECEIVED
DEC 29 2004
D. G. HENRY

December 22, 2004

David G. Henry
Section Head
Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

RE: Proof of Ownership

Dear Mr. Henry:

The Sisters of Charity of Saint Elizabeth are beneficial owners of 1,000 shares of Exxon Mobil as of December 13, 2004.

The Sisters of Charity of Saint Elizabeth have continually owned the securities at least twelve months prior to December 13, 2004 and will continue to hold shares through the annual meeting date.

Sincerely,

Lisa M. McDougal

Lisa M. McDougal
Vice President
Northern Trust Company

Cc: Sister Barbara Aires, Sisters of Charity of Saint Elizabeth

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 14, 2004

VIA UPS OVERNIGHT DELIVERY

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt. 10E
New York, NY 10009

Dear Ms. Heinonen:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Mercy Investment Program the proposal previously submitted by Sister Patricia Daly for the Community of the Sisters of St. Dominic of Caldwell NJ, concerning director qualifications in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume the Community of the Sisters of St. Dominic of Caldwell NJ will be the sponsor of this proposal. Enclosed is a copy of our letter to Sister Patricia Daly acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since Mercy Investment Program does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 13, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 13, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 10 included a statement dated October 25, 2004, from Northern Trust stating that Mercy Investment Program has continuously held 200 shares of Exxon Mobil Corporation stock since September 30, 2003. This letter does not adequately establish your eligibility to submit a shareholder proposal. As explained above, you must submit documentation from the record holder of your securities indicating that you have continuously held the required value of securities for at least one year as of December 13, 2004, the date of submission and our receipt of your proposal. The letter from Northern Trust verifies ownership through October 25.

Documentation establishing your eligibility and correcting the deficiency specifically noted in this letter must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia A. Daly,
Sisters of St. Dominic of Caldwell New Jersey

Enclosures

Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009
Telephone and Fax 212-674-2542 ~ E-mail heinonenv@juno.com

RECEIVED
DEC 13 2004
H. H. HUBBLE

RECEIVED BY
OFFICE OF THE
DEC 13 2004

December 10, 2004

Lee Raymond, Chair
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

On behalf of the Mercy Investment Program, I am authorized to submit the following resolution, which asks that the Nominating Committee of the Board of Directors adopt a policy of annually nominating, whenever possible, at least two independent Directors who, without any conflicts of interest vis a vis ExxonMobil, hold expertise in the oil, gas or energy industry, and who have significant availability of time to devote to the oversight of ExxonMobil management, for inclusion in the 2005 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Mercy Investment Program is cosponsoring this resolution with the Caldwell Dominican Sisters and others associated with the Interfaith Center on Corporate Responsibility. We urge ExxonMobil to embrace the initiative called for in our resolution.

Mercy Investment Program is the beneficial owner of 200 shares of ExxonMobil stock. Verification of ownership follows. I understand that this year you are asking for the proof to be dated the same as our filing letter. That letter will be sent directly to you by Northern Trust. In the meantime, you have MIP's earlier letter. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.

SHAREHOLDER PROPOSAL

DEC 13 2004

NO. OF SHARES ________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

ExxonMobil
2005
Qualifications for Independent Board Members

Whereas

ExxonMobil Corporation is one of the largest companies in the world in investment capitalization, revenue and in profit. It is also the world's largest energy company.

Although the independent members of the Board of Directors have the responsibility of protecting the interests of the shareholders, none of our outside directors have any day-to-day expertise in the core part of the company's business.

Many of our independent directors are active CEOs of large companies, and sit on many large cap corporate boards and non-profit organizations, all of which involve large commitments of time.

We believe that evaluation of the performance of the corporation, and effectiveness in improving the performance of the company, necessitates both a serious time commitment and an in-depth understanding of the energy business.

We believe that the oversight function of Board Members would be lacking if Board Members were to be uninformed about or misunderstand the core operations of the business, e.g. oil and gas availability, exploration and production, opportunities for investment in renewable energy resources and environmental impacts.

The proponents of this resolution contend that the oversight function of the outside directors would be enhanced if some had personal experience with the specialized problems of the industry.

Other publicly owned oil companies, such as Conoco Phillips, have outside directors with industry expertise.

Although the share price of ExxonMobil stock has thus far done well, the energy industry is changing rapidly. The proponents of this resolution believe that having outside board members with solid expertise in the industry could enhance the company's ability to adapt to changing circumstances and thus improve its fiscal performance and reputation.

Be it Resolved that the shareholders of ExxonMobil request the Nominating Committee of the Board of Directors to adopt a policy of annually nominating, whenever possible, at least two independent Directors who, without any conflicts of interest vis a vis ExxonMobil, hold expertise in the oil, gas or energy industry, and who have significant availability of time to devote to the oversight of ExxonMobil management.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

October 25, 2004

Lee Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

This letter will certify Northern Trust Corporation, as Custodian, held for the beneficial interest of the Mercy Investment Program 200 shares of ExxonMobil. The shares are held in the name of Howe and Co.

Further, please note that the Northern Trust Corporation has continuously held ExxonMobil stock on behalf of the Mercy Investment Program since
9/30/2003.

Sincerely,

Lisa M. McDougal

Lisa M. McDougal
Vice President
Northern Trust Company

Cc: Sr. Valerie Heinonen, Mercy Investment Program

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

RECEIVED
DEC 16 2004
H. H. HUBBLE

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 16 2004
Routed for Action to: HHH
Informational Copy to:

December 10, 2004

Lee Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

This letter will certify that as of November 30, 2004, Northern Trust Corporation, as Custodian, held for the beneficial interest of the Mercy Investment Program 23,020 shares of ExxonMobil. The shares are held in the name of Howe and Co.

Further, please note that the Northern Trust Corporation has continuously held ExxonMobil stock on behalf of the Mercy Investment Program since September 30, 2003.

Sincerely,

Brian Campo
Vice President
Northern Trust Company

cc: Sr. Valerie Heinonen, Mercy Investment Program

SHAREHOLDER PROPOSAL
DEC 16 2004
NO. OF SHARES
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

RECEIVED
DEC 21 2004
S.M. DERKACZ

December 16, 2004

Lee Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

This letter will certify that as of December 13, 2004, Northern Trust Corporation, as Custodian, held for the beneficial interest of the Mercy Investment Program 23,020 shares of ExxonMobil. The shares are held in the name of Howe and Co.

Further, please note that the Northern Trust Corporation has continuously held ExxonMobil stock for at least 1 year on behalf of the Mercy Investment Program, as of the date of this submission.

Sincerely,

Brian Campo

Brian Campo
Vice President
Northern Trust Company

cc: Sr. Valerie Heinonen, Mercy Investment Program

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 14, 2004

VIA UPS OVERNIGHT DELIVERY

Ms. Margaret Ann Cowden
Treasurer
National Ministries American Baptist Churches USA
588 North Gulph
King of Prussia, PA 19406

Dear Ms. Cowden:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of The American Baptist Home Mission Society of The American Baptist Churches, USA the proposal previously submitted by Sister Patricia Daly for the Community of the Sisters of St. Dominic of Caldwell, NJ concerning director qualifications in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that the Community of the Sisters of St. Dominic of Caldwell, NJ will be the sponsor of this proposal. Enclosed is a copy of our letter to Sister Patricia Daly acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since The American Baptist Home Mission Society of The American Baptist Churches, USA does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 13, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 13, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 10 included a letter from Mellon Trust dated December 10 stating that you owned 4,246 shares of ExxonMobil stock on December 10. Securities and Exchange Commission Rule 14a-8(b)(2)(1) (copy enclosed) specifically states that you must have continuously held the securities for at least one year by the date you submit the proposal. Your proposal was received in our office on December 13. Therefore, you must submit documentation from the record owner of your securities that you owned at least $2,000 of ExxonMobil stock on December 13, 2004.

In addition, Rule 14a-8(b)(2)(1) states that you must have continuously held these shares for at least one year by the date you submit the proposal. Mellon Trust's letter indicates that you owned the requisite number of shares on December 10, 2004 and on March 22, 1999. In order to establish your eligibility, you must submit documentation from the record owner of your securities that you owned the shares continuously for at least the one-year period prior to December 13.

Documentation establishing your eligibility and correcting the deficiencies specifically noted in this letter must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly,
Sisters of St. Dominic of Caldwell New Jersey

Enclosures

RECEIVED BY
OFFICE OF THE PRESIDENT
DEC 13 2004
Routed for Action to:
Informational Copy to:

RECEIVED
DEC 13 2004
H. H. HUBBLE

NM
National Ministries

National Ministries
American Baptist Churches USA
P.O. Box 851
Valley Forge, PA 19482-0851

800.ABC.3USA
610.768.2000
FAX 610.768.2470
www.nationalministries.org

Incorporated as:
The American Baptist
Home Mission Society

Woman's American Baptist
Home Mission Society

December 10, 2004

Mr. Lee R. Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Raymond:

The American Baptist Home Mission Society of The American Baptist Churches, USA has long been concerned about our company's social and environmental performance. While we have been grateful for the dialogues we've had with executives of ExxonMobil over the past few years, we believe that members of the Board of Directors need to take a more active role in responding to these concerns. We believe that this enclosed resolution would enable this to happen.

The American Baptist Home Mission Society of The American Baptist Churches, USA have held 4,246 shares of ExxonMobil stock for at least twelve months prior to the filing date of this proposed shareholder resolution. Proof of ownership of these shares is enclosed. It is our intent to maintain ownership of stock through the date of the Annual Meeting.

I am hereby authorized to notify you of our intention to file the attached proposal asking the ExxonMobil Board of Directors to address the nomination process for independent board members, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

Patricia Daly, OP of the Sisters of St. Dominic of Caldwell, NJ will serve as the primary contact for these concerns.

Sincerely,

Margaret Ann Cowden

Margaret Ann Cowden
Treasurer
610/768-2368

MAC:sr
Enclosures

SHAREHOLDER PROPOSAL

DEC 13 2004

NO. OF SHARES ____________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

ExxonMobil
2005
Qualifications for Independent Board Members

Whereas

ExxonMobil Corporation is one of the largest companies in the world in investment capitalization, revenue and in profit. It is also the world's largest energy company.

Although the independent members of the Board of Directors have the responsibility of protecting the interests of the shareholders, none of our outside directors have any day-to-day expertise in the core part of the company's business.

Many of our independent directors are active CEOs of large companies, and sit on many large cap corporate boards and non-profit organizations, all of which involve large commitments of time.

We believe that evaluation of the performance of the corporation, and effectiveness in improving the performance of the company, necessitates both a serious time commitment and an in-depth understanding of the energy business.

We believe that the oversight function of Board Members would be lacking if Board Members were to be uninformed about or misunderstand the core operations of the business, e.g. oil and gas availability, exploration and production, opportunities for investment in renewable energy resources and environmental impacts.

The proponents of this resolution contend that the oversight function of the outside directors would be enhanced if some had personal experience with the specialized problems of the industry.

Other publicly owned oil companies, such as Conoco Phillips, have outside directors with industry expertise.

Although the share price of ExxonMobil stock has thus far done well, the energy industry is changing rapidly. The proponents of this resolution believe that having outside board members with solid expertise in the industry could enhance the company's ability to adapt to changing circumstances and thus improve its fiscal performance and reputation.

Be it Resolved that the shareholders of ExxonMobil request the Nominating Committee of the Board of Directors to adopt a policy of annually nominating, whenever possible, at least two independent Directors who, without any conflicts of interest vis a vis ExxonMobil, hold expertise in the oil, gas or energy industry, and who have significant availability of time to devote to the oversight of ExxonMobil management.

Mellon Trust

Linda S. Jones
Trust Officer

December 10, 2004

The American Baptist Home Mission Society
Attn: Ed Evins
PO Box 851
Route 363 and First Avenue
Valley Forge, Pa 19482-0851

Re: American Baptist Home Mission Society
ABMF30A5002

Dear Ed,

This is to advise you that on December 10, 2004 the above account held 56 shares of Exxon Mobil Corp Com purchased on 03/22/99. This security is held in the nominee name of Cede and Company and has a market value of $4,327.52.

Sincerely,

Linda S. Jones
Trust Officer

1735 Market Street 2nd Floor Philadelphia PA 19103
(215) 553-0103 (215) 553-1037 Jones.ls@mellon.com
A Mellon Financial Company

Mellon Trust

Linda S. Jones
Trust Officer

December 10, 2004

The American Baptist Home Mission Society
Attn: Ed Evins
PO Box 851
Route 363 and First Avenue
Valley Forge, Pa 19482-0851

Re: American Baptist Home Mission Society
ABMF30A5042

Dear Ed,

This is to advise you that on December 10, 2004 the above account held 4,190 shares of Exxon Mobil Corp Com purchased on 05/31/02. This security is held in the nominee name of Cede and Company and has a market value of $226,440.00.

Sincerely,

Linda S. Jones
Trust Officer

National Ministries

December 22, 2004

Mr. David Henry
Section Head, Shareholder Relations
Exxon Mobile Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

RECEIVED
DEC 27 2004
S.M. DERKACZ

Dear Mr. Henry:

We refer to your letter of December 14, 2004 regarding deficiencies in our co-file letter to Exxon Mobile sent on December 10 and received by you December 13.

- The custodian of our securities, Mellon Trust, is re-submitting a letter verifying and correcting these deficiencies.

- Their re-submitted letter of December 22, now specifically refers to our shares of ownership on December 13, 2004, the date you received our letter.

- The wording has been changed to state that the shares were held continuously since the date of purchase over the one-year requirement.

- Mellon Trust has also included the sentence that our shares of Exxon Mobile Corporation are held in book entry form, with (DTC) Depository Trust Company under their nominee name of Cede and Company. We believe this should clarify why The American Baptist Home Mission Society, USA does not appear on your records as a registered shareholder.

Thank you for bringing this to our attention.

Sincerely,

Margaret Ann Cowden

Margaret Ann. Cowden
Treasurer
610/768-2368

MAC:sr

National Ministries
American Baptist Churches USA
P.O. Box 851
Valley Forge, PA 19482-0851

800.ABC.3USA
610.768.2000
FAX 610.768.2470
www.nationalministries.org

Incorporated as:
The American Baptist
Home Mission Society

Woman's American Baptist
Home Mission Society

Mellon Trust

Linda S. Jones
Trust Officer

December 21, 2004

The American Baptist Home Mission Society
Attn: Ed Evins
PO Box 851
Route 363 and First Avenue
Valley Forge, Pa 19482-0851

Re: American Baptist Home Mission Society
ABMF30A5002

Dear Ed,

This is to advise you that on December 13, 2004 the above-mentioned account, continuously held since March 22, 1999, 56 shares of Exxon Mobil Corp Com with a market value of $2,837.52.

Exxon Mobil Corp Common is held in book entry form, with (DTC) Depository Trust Company under their nominee name of Cede & Company.

If you have any questions, please contact me.

Sincerely,

Linda S. Jones
Trust Officer

1735 Market Street 2nd Floor Philadelphia PA 19103
(215) 553-0103 (215) 553-1037 Jones.ls@mellon.com
A Mellon Financial Company

Mellon Trust

Linda S. Jones
Trust Officer

December 21, 2004

The American Baptist Home Mission Society
Attn: Ed Evins
PO Box 851
Route 363 and First Avenue
Valley Forge, Pa 19482-0851

Re: American Baptist Home Mission Society
LSV Asset Management
ABMF30A5042

Dear Ed,

This is to advise you that on December 13, 2004 the above-mentioned account, continuously held since May 31, 2002, 4,190 shares of Exxon Mobil Corp Com with a market value of $212,307.30.

Exxon Mobil Corp Common is held in book entry form, with (DTC) Depository Trust Company under their nominee name of Cede & Company.

If you have any questions, please contact me.

Sincerely,

Linda S. Jones
Trust Officer

1735 Market Street 2nd Floor Philadelphia PA 19103
(215) 553-0103 (215) 553-1037 Jones.ls@mellon.com
A Mellon Financial Company

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 15, 2004

VIA UPS OVERNIGHT DELIVERY

Sister Patricia Kelly, SSJ
President
Sisters of Saint Joseph
Mount Saint Joseph Convent
9701 Germantown Avenue
Philadelphia, PA 19118

Dear Sister Patricia Kelly:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Congregation of the Sisters of St. Joseph the proposal previously submitted by Sister Patricia Daly for the Community of the Sisters of St. Dominic of Caldwell, NJ concerning director qualifications in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that the Community of the Sisters of St. Dominic of Caldwell, NJ will be the sponsor of this proposal. Enclosed is a copy of our letter to Sister Patricia Daly acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since the Congregation of the Sisters of St. Joseph does not appear on our records as a registered shareholder, you must submit proof that the Congregation of the Sisters of St. Joseph meets these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 14, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 14, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 9 included a letter from Morgan Keegan dated December 9 stating that you owned 125 shares of ExxonMobil stock on December 9. Securities and Exchange Commission Rule 14a-8(b)(2)(1) (copy enclosed) specifically states that you must have continuously held the securities for at least one year by the date you submit the proposal. Your proposal was received in our office on December 14. Therefore, you must submit documentation from the record owner of your securities that you owned at least $2,000 of ExxonMobil stock on December 14, 2004.

Documentation establishing your eligibility and correcting the deficiency specifically noted in this letter must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly,
Sisters of St. Dominic of Caldwell New Jersey

Enclosures

Sisters of Saint Joseph
Mount Saint Joseph Convent
9701 Germantown Avenue
Philadelphia, PA 19118

RECEIVED
DEC 14 2004
H. H. HUBBLE

Return Receipt Requested

December 9, 2004

RECEIVED BY OFFICE OF THE CHAIRMAN
DEC 14 2004
Routed for Action to: HHH
Informational Copy to: ________

Mr. Lee R. Raymond
Chairman of the Board
ExxonMobil
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RE: Agenda Item for 2005 Annual Shareholder Meeting

Dear Mr. Raymond:

The Congregation of the Sisters of St. Joseph is a faith-based socially responsible investor and a member of the Interfaith Center on Corporate Responsibility. We consider independent board members with solid expertise in the industry, an imperative in order to respond to critical operations of our company. Therefore we are co-filing the shareholder resolution, *Qualifications for Independent Board Members* resolution with the primary filer, Sisters of Saint Dominic of Caldwell, NJ represented by Patricia Daly, OP.

The Sisters of St. Joseph are beneficial owners of 225 shares of ExxonMobil Corporation stock, which we have held for several years. Verification of our holdings is enclosed. We will continue to hold these shares at least through the company's annual meeting.

This resolution is for consideration and action by the shareholders at the next meeting and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a - 8 of the general rules and regulations of the Security and Exchange Act of 1934.

Thank you for your attention to this matter.

Sincerely,

Sister Patricia Kelly

Sister Patricia Kelly, SSJ
President
The Corporation of the Convent
of the Sisters of Saint Joseph, Chestnut Hill, Philadelphia

SHAREHOLDER PROPOSAL
DEC 14 2004
NO. OF SHARES ________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

Enclosures

cc: Patricia Daly, OP, Sisters of Saint Dominic of Caldwell, NJ
Interfaith Center on Corporate Responsibility (ICCR)

ExxonMobil
2005
Qualifications for Independent Board Members

Whereas

ExxonMobil Corporation is one of the largest companies in the world in investment capitalization, revenue and in profit. It is also the world's largest energy company.

Although the independent members of the Board of Directors have the responsibility of protecting the interests of the shareholders, none of our outside directors have any day-to-day expertise in the core part of the company's business.

Many of our independent directors are active CEOs of large companies, and sit on many large cap corporate boards and non-profit organizations, all of which involve large commitments of time.

We believe that evaluation of the performance of the corporation, and effectiveness in improving the performance of the company, necessitates both a serious time commitment and an in-depth understanding of the energy business.

We believe that the oversight function of Board Members would be lacking if Board Members were to be uninformed about or misunderstand the core operations of the business, e.g. oil and gas availability, exploration and production, opportunities for investment in renewable energy resources and environmental impacts.

The proponents of this resolution contend that the oversight function of the outside directors would be enhanced if some had personal experience with the specialized problems of the industry.

Other publicly owned oil companies, such as Conoco Phillips, have outside directors with industry expertise.

Although the share price of ExxonMobil stock has thus far done well, the energy industry is changing rapidly. The proponents of this resolution believe that having outside board members with solid expertise in the industry could enhance the company's ability to adapt to changing circumstances and thus improve its fiscal performance and reputation.

Be it Resolved that the shareholders of ExxonMobil request the Nominating Committee of the Board of Directors to adopt a policy of annually nominating, whenever possible, at least two independent Directors who, without any conflicts of interest vis a vis ExxonMobil, hold expertise in the oil, gas or energy industry, and who have significant availability of time to devote to the oversight of ExxonMobil management.

Morgan Keegan

Morgan Keegan & Company, Inc.
One Buckhead Plaza/Suite 1600
3060 Peachtree Road, N.W.
Atlanta, Georgia 30305
404/240-6700
WATS 800/669-3469
Members New York Stock Exchange, Inc.

December 14, 2004

Sister Barbara Ann Winnals, SSJ
Mount St. Joseph Convent
9701 Germantown Avenue
Philadelphia, PA 19118-2693

RE: Exxon Mobile Corporation

Dear Sister Barbara,

This is to certify that the Sisters of St. Joseph have beneficially owned 100 shares i.e $2000.00 market value of Exxon Mobile Corporation stock at Morgan Keegan & Co., Inc. as of and on December 14, 2004. These shares have been continuously held for more than 12 months prior to this proposal submission date. Please see the attached current Morgan Keegan Portfolio Report.

The Sisters of St. Joseph intend on keeping these shares through the annual meeting. If any further information is required please do not hesitate to contact me at the above number.

Sincerely,

Carolyn LaRocco, CFP, CIMA
Senior Vice President

Cc: Sister Kathleen Coll,
Sisters of Saint Joseph, Philadelphia

Portfolio

FOURNIER RETIREMENT ACCOUNT INC
GIFT ACCOUNT
MOUNT SAINT JOSEPH CONVENT ATTN: SISTER BARBARA

Morgan Keegan
Morgan Keegan & Company, Inc.
Members New York Stock Exchange, SIPC
www.morgankeegan.com

Financial Advisor: HENN/MICH/MALL/LAROCCO | Assets Held | Account No: 01452200

Current As Of: 12/20/2004 8:43:10AM

Lot Status	Quantity	CUSIP/Symbol/Description	Open Price	Price	Tax Lot Date	Purchase Cost	Sell Proceeds	Market Value	Gain/(Loss)	Gain/Loss Percentage	Estimated Annual Income
Open	30,817.350	DREYFUS CASH MGMT (ADMINS) 579 PLUS	1.000	1.000		30,817.35		30,817.35			0.00
Open	125.000	013817101 - AA ALCOA INC. FORMERLY ALUMINUM CO AMERICA	31.910	30.750	Oct 16 2002	3,988.75		3,843.75	(145.00)	(3.64%)	75.00
Open	150.000	15189T107 - CNP CENTERPOINT ENERGY INC	10.760	11.200	Nov 10 2004	1,614.00		1,680.00	66.00	4.09%	60.00
Open	100.000	166764100 - CVX CHEVRONTEXACO CORP	47.360	51.720	Aug 20 2004	4,736.00		5,172.00	436.00	9.21%	160.00
Open	99.000	191216100 - KO COCA-COLA CO	0.000	40.950	Nov 22 2004	0.00		4,054.05	N/A	N/A	99.00
Open	100.000	260543103 - DOW DOW CHEMICAL CO	34.151	49.510	Oct 16 2002	3,415.05		4,951.00	1,535.95	44.98%	134.00
Open	500.000	263534109 - DD DU PONT E I DE NEMOURS & CO	0.000	47.750	Nov 29 2004	0.00		23,875.00	N/A	N/A	700.00
→ Open	100.000	30231G102 - XOM EXXON MOBIL CORPORATION	36.760	49.800	Oct 16 2002	3,676.00		4,980.00	1,304.00	35.47%	108.00
Open	341.000	345370860 - F FORD MOTOR COMPANY	13.470	14.340	Oct 16 2002	4,593.27		4,889.94	296.67	6.46%	136.40
Open	44.000	35687M206 - FSL B FREESCALE SEMICONDUCTOR SPINOFF FRM MOTOROLA	7.376	18.110	Oct 17 2002	324.53		796.84	472.31	145.54%	0.00
Open	31.000	369604103 - GE GENERAL ELECTRIC CO	33.630	36.750	Oct 26 2004	1,042.53		1,139.25	96.72	9.28%	24.80
Open	40.000	37733W105 - GSK GLAXOSMITHKLINE PLC	0.000	46.550	Dec 16 2004	0.00		1,862.00	N/A	N/A	50.44
Open	100.000	500255104 - KSS KOHLS CORP	48.080	45.800	Aug 20 2004	4,808.00		4,580.00	(228.00)	(4.74%)	0.00
Open	50.000	539830109 - LMT LOCKHEED MARTIN CORP	52.900	58.930	Oct 19 2004	2,645.00		2,946.50	301.50	11.40%	44.00
Open	132,063.310	543069108 - LLPFX LONGLEAF PARTNERS FUND PURCHASE RESTRICTIONS APPLY	26.490	30.860	Sep 12 2003	3,498,356.90		4,075,473.75	577,116.85	16.50%	11,357.44
Open	38,402.640	543069108 - LLPFX LONGLEAF PARTNERS FUND PURCHASE RESTRICTIONS APPLY	30.900	30.860	Jun 30 2004	1,186,641.58		1,185,105.47	(1,536.11)	(0.13%)	3,302.63
Open	67,136.623	543069108 - LLPFX LONGLEAF PARTNERS FUND PURCHASE RESTRICTIONS APPLY	29.790	30.860	Jul 30 2004	2,000,000.00		2,071,836.19	71,836.19	3.59%	5,773.75

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 15, 2004

VIA UPS OVERNIGHT DELIVERY

Reverend Joseph P. LaMar, MM
Assistant Treasurer
Maryknoll Fathers and Brothers
55 Ryder Road
Ossining, NY 10562

Dear Reverend LaMar:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Maryknoll Fathers and Brothers the proposal previously submitted by Sister Patricia Daly for the Community of the Sisters of St. Dominic of Caldwell NJ, concerning director qualifications in connection with ExxonMobil's 2005 annual meeting of shareholders. By copy of a letter from Merrill Lynch, share ownership has been verified.

Since the proxy rules do not address co-sponsoring of proposals, we will assume the Community of the Sisters of St. Dominic of Caldwell NJ will be the sponsor of this proposal. Enclosed is a copy of our letter to Sister Patricia Daly acknowledging receipt of this proposal.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia A. Daly,
Sisters of St. Dominic of Caldwell New Jersey

Enclosures

MARYKNOLL FATHERS AND BROTHERS

PO Box 305 • Maryknoll, New York 10545-0305 • Tel. (914) 941-7636 ext 2516

~~Fax. (914) 944-9127 • E-mail: mklcsr@igc.apc.org~~
Fax. (914) 944-3601 • E-mail - Jlamar@maryknoll.org

Corporate Social Responsibility

December 13, 2004

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 14 2004
Routed for Action to: HHH
Informational Copy to:

RECEIVED
DEC 14 2004
H. H. HUBBLE

Mr. Lee R. Raymond
Chairman and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond,

The Maryknoll Fathers and Brothers, whose legal title is the Catholic Foreign Mission Society of America, Inc. are the beneficial owners of 332 shares of ExxonMobil Corporation common stock and will maintain the required number of shares through the scheduled shareholders' meeting in accordance with SEC standards. Verification of ownership is enclosed.

We share a concern for the current expertise of the Board of Directors of ExxonMobil as to their understanding of the intricacies of the energy industry. Many of our independent directors are active CEOs of large companies, and sit on many large cap corporate boards and non-profit organizations, all of which involve large commitments of time. We believe that evaluation of the performance of the corporation, and effectiveness in improving the performance of the company, necessitates both a serious time commitment and an in-depth understanding of the energy business. We trust that the attached shareholder resolution outlines most succinctly our care and concerns on this issue.

Through this letter we are now notifying the company of our intention to co-file the enclosed resolution with the Sisters of St. Dominic of Caldwell, NJ. We present it for inclusion in the proxy statement for consideration and action by the shareholders at the next stockholders meeting in accordance with Security and Exchange Commission regulations. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules.

It is our tradition, as religious investors, to seek dialogue with companies to discuss the issues involved with the hope that the resolution might be withdrawn. We trust that our on-going dialogue will continue. Please feel free to call our primary filer, Sr. Patricia Daly, OP, (973) 579 1732 if you have any questions about this resolution.

Sincerely,

Joseph P. La Mar

Rev. Joseph P. La Mar, MM
Assistant Treasurer

cc: Pat Daly
ICCR

SHAREHOLDER PROPOSA
DEC 14 2004
NO. OF SHARES
DISTRIBUTION: HHH: FLR: RE
JEP: DGH: SM

ExxonMobil
2005
Qualifications for Independent Board Members

Whereas

ExxonMobil Corporation is one of the largest companies in the world in investment capitalization, revenue and in profit. It is also the world's largest energy company.

Although the independent members of the Board of Directors have the responsibility of protecting the interests of the shareholders, none of our outside directors have any day-to-day expertise in the core part of the company's business.

Many of our independent directors are active CEOs of large companies, and sit on many large cap corporate boards and non-profit organizations, all of which involve large commitments of time.

We believe that evaluation of the performance of the corporation, and effectiveness in improving the performance of the company, necessitates both a serious time commitment and an in-depth understanding of the energy business.

We believe that the oversight function of Board Members would be lacking if Board Members were to be uninformed about or misunderstand the core operations of the business, e.g. oil and gas availability, exploration and production, opportunities for investment in renewable energy resources and environmental impacts.

The proponents of this resolution contend that the oversight function of the outside directors would be enhanced if some had personal experience with the specialized problems of the industry.

Other publicly owned oil companies, such as Conoco Phillips, have outside directors with industry expertise.

Although the share price of ExxonMobil stock has thus far done well, the energy industry is changing rapidly. The proponents of this resolution believe that having outside board members with solid expertise in the industry could enhance the company's ability to adapt to changing circumstances and thus improve its fiscal performance and reputation.

Be it Resolved that the shareholders of ExxonMobil request the Nominating Committee of the Board of Directors to adopt a policy of annually nominating, whenever possible, at least two independent Directors who, without any conflicts of interest vis a vis ExxonMobil, hold expertise in the oil, gas or energy industry, and who have significant availability of time to devote to the oversight of ExxonMobil management.

Michael E. Gray, CFM
Vice President
Senior Financial Advisor

Elena Desarden
Client Associate

Global Private Client Group

105 South Bedford Road
Mt. Kisco, New York 10549
914 241 6461 Direct
800 234 9241 Toll Free
FAX 914 241 6459
michael_gray@ml.com
http://fa.ml.com/michael_gray

December 13, 2004

To Whom It May Concern:

The Catholic Foreign Mission Society of America, Inc. (CFMSA), also known as the Maryknoll Fathers and Brothers, are beneficial owners of 332 shares of Exxon Mobil Corporation. These shares have been consistently held since 10/20/99. The CFMSA will maintain the appropriate number of shares in accordance with Security and Exchange Commission regulations at least until the next annual meeting. If you have any questions, call me at 800-234-9241.

Sincerely,

ME Gray

Michael E. Gray, CFM
Vice President
Senior Financial Advisor

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 15, 2004

VIA UPS OVERNIGHT DELIVERY

Ms. Dale McCormick
State of Maine
Office of the Treasurer
39 State House Station
Augusta, ME 04333-0039

Dear Ms. McCormick:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the State of Maine Lands Reserved Trust the proposal previously submitted by Sister Patricia Daly for the Community of the Sisters of St. Dominic of Caldwell, NJ concerning director qualifications in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that the Community of the Sisters of St. Dominic of Caldwell, NJ will be the sponsor of this proposal. Enclosed is a copy of our letter to Sister Patricia Daly acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since the State of Maine Lands Reserved Trust does not appear on our records as a registered shareholder, you must submit proof that State of Maine Lands Reserved Trust meets these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 14, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 14, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 13 included a letter dated November 23, 2004 from McDonald Financial Group stating that the State of Maine Lands Reserved Trust holds 1,125 shares of Exxon Mobil Corporation stock. This letter does not adequately establish your eligibility to submit a shareholder proposal. As explained above, you must submit documentation from the record holder of your securities indicating that you have continuously held the required value of securities for at least one year as of December 14, 2004, the date of submission and our receipt of your proposal. The letter from McDonald Financial Group verifies ownership on November 23.

In addition, the proof of ownership must be submitted by the record holder of your shares. The records of our transfer agent do not indicate that McDonald Financial Group is a record holder of ExxonMobil stock, nor does McDonald Financial Group appear on DTC's records as a direct participant in the DTC system.

Documentation establishing your eligibility and correcting the deficiencies specifically noted in this letter must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly,
Sisters of St. Dominic of Caldwell New Jersey

Enclosures

STATE OF MAINE
OFFICE OF THE TREASURER
39 STATE HOUSE STATION
AUGUSTA, MAINE
04333-0039

DALE McCORMICK
TREASURER OF STATE

HOLLY A. MAFFEI
DEPUTY TREASURER OF STATE

December 13, 2004

Mr. Lee R. Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Raymond:

The State of Maine Lands Reserved Trust currently holds eleven hundred and twenty-five (1,125) shares of ExxonMobil on behalf of the many beneficiaries of these trusts. The 1,125 shares have been in our investment accounts for over five years and the intent is to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting.

I am submitting the enclosed proposal for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. I understand that a representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules. Enclosed please find verification of ownership of the above-mentioned shares.

I consider Sisters of St. Dominic of Caldwell New Jersey as the "primary filer" of this resolution, and myself as a co-filer. Please copy any correspondence to me and to Patricia A. Daly at Sisters of St. Dominic of Caldwell New Jersey.

Sincerely,

Dale McCormick

Dale McCormick

Cc: Henry Hubble, Secretary, Exxon Mobil
Encl: Resolution Text
Verification of Ownership

SHAREHOLDER PROPOSAL

DEC 14 2004

NO. OF SHARES ______
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

PHONE: (207) 624-7477 TTY: (207) 624-7630 FAX: (207) 287-2367
e-mail: state.treasurer@state.me.us

ExxonMobil
2005
Qualifications for Independent Board Members

Whereas

ExxonMobil Corporation is one of the largest companies in the world in investment capitalization, revenue and in profit. It is also the world's largest energy company.

Although the independent members of the Board of Directors have the responsibility of protecting the interests of the shareholders, none of our outside directors have any day-to-day expertise in the core part of the company's business.

Many of our independent directors are active CEOs of large companies, and sit on many large cap corporate boards and non-profit organizations, all of which involve large commitments of time.

We believe that evaluation of the performance of the corporation, and effectiveness in improving the performance of the company, necessitates both a serious time commitment and an in-depth understanding of the energy business.

We believe that the oversight function of Board Members would be lacking if Board Members were to be uninformed about or misunderstand the core operations of the business, e.g. oil and gas availability, exploration and production, opportunities for investment in renewable energy resources and environmental impacts.

The proponents of this resolution realize that the oversight function of the outside directors would be enhanced if some had personal experience with the specialized problems of the industry.

Other publicly owned oil companies, such as Conoco Phillips, have outside directors with industry expertise.

Although the share price of ExxonMobil stock has thus far done well, the energy industry is changing rapidly. The proponents of this resolution believe that having outside board members with solid expertise in the industry could enhance the company's ability to adapt to changing circumstances and thus improve its fiscal performance and reputation.

Be it Resolved that the shareholders of ExxonMobil request the Nominating Committee of the Board of Directors to adopt a policy of annually nominating, whenever possible, at least two independent Directors who, without any conflicts of interest vis a vis ExxonMobil, hold expertise in the oil, gas or energy industry, and who have significant availability of time to devote to the oversight of ExxonMobil management.

McDonald
Financial Group

KeyBank National Association
Member FDIC

Investment Management Services

One Canal Plaza, 2nd Floor
Portland, ME 04101

Ms. Dale McCormick, State Treasurer
Maine State Treasury Dept.
State House Station # 39
Augusta, ME 04333

November 23, 2004

RE: State of Maine Investment Holdings of Exxon Mobil Corp Common Stock

To the Treasurer of the State of Maine:

At your request, we confirm the following as of this date:

Within the following State of Maine investment portfolio accounts are holdings of Exxon Mobil common stock:

State of Maine/Baxter State Park:	500 shares Exxon Mobil
State of Maine Several Trust Funds:	1,125 shares Exxon Mobil
State of Maine Lands Reserve:	1,125 shares Exxon Mobil
TOTAL:	2,750 shares Exxon Mobil common stock

We are the investment managers and custodians of the securities within the above accounts and hereby attest to the above. Any questions may be directed to me as senior portfolio manager at (207) 874-7174.

Sincerely,

Richard W. Ogrodnik

Richard W. Ogrodnik
Senior Vice President & Sr. Portfolio Mgr.

McDonald
Financial Group

KeyBank National Association
Member FDIC

Investment Management Services

One Canal Plaza, 2nd Floor
Portland, ME 04101

Ms. Dale McCormick, State Treasurer
Maine State Treasury Dept.
State House Station # 39
Augusta, ME 04333

December 20, 2004

RE: State of Maine Investment Holdings of Exxon Mobil Corp Common Stock

To the Treasurer of the State of Maine:

At your request and for the purposes of disclosure to Exxon Mobil Corporation, we confirm and certify to the following as of **December 14, 2004**:

Within the following State of Maine investment portfolio accounts are the following holdings of Exxon Mobil common stock that have been continuously held in their respective accounts for over a one year period preceding December 14, 2004 based on tax lot records:

State of Maine/Baxter State Park:	375 shares Exxon Mobil	{Acquired 06/09/2003}
State of Maine Several Trust Funds:	950 shares Exxon Mobil	{Acquired 10/20/1993}
State of Maine Lands Reserve:	875 shares Exxon Mobil	{Acquired 04/06/1995}
TOTAL:	2,200 shares Exxon Mobil	

We are the investment managers of the above portfolios and KeyBank National Association is the direct DTC participant and custodian of the above shares. Any questions may be directed to me as senior portfolio manager at (207) 874-7174.

Sincerely,

Richard W. Ogrodnik

Richard W. Ogrodnik
Senior Vice President & Sr. Portfolio Mgr.
KeyBank National Association

STATE OF MAINE
OFFICE OF THE TREASURER
39 STATE HOUSE STATION
AUGUSTA, MAINE
04333-0039

DALE McCORMICK
TREASURER OF STATE

HOLLY A. MAFFEI
DEPUTY TREASURER OF STATE

December 29, 2004

Mr. David G. Henry
Section Head – Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Henry:

Attached please find a letter dated December 20, 2004 from Richard W. Ogrodnik of McDonald Financial Group stating that the State of Maine Lands Reserved Trust owns, as of December 14, 2004, 875 shares of ExxonMobil and has since April 6, 1995. In addition, the letter certifies that KeyBank National Association, of which McDonald Financial Group is their investment division, is the direct DTC participant and custodian of the above-mentioned shares.

I trust this responds fully to your letter of December 15, 2004 with respect to my co-filing of Sister Patricia Daly and the Community of the Sisters of St. Dominic of Caldwell, NJ's shareholder proposal concerning director qualifications.

Thank you for your time.

Sincerely,

Dale McCormick

Dale McCormick

PHONE: (207) 624-7477 TTY: (207) 624-7630 FAX: (207) 287-2367
e-mail: state.treasurer@state.me.us

McDonald
Financial Group

KeyBank National Association
Member FDIC
Investment Management Services
One Canal Plaza, 2nd Floor
Portland, ME 04101

Ms. Dale McCormick, State Treasurer
Maine State Treasury Dept.
State House Station # 39
Augusta, ME 04333

December 20, 2004

RE: State of Maine Investment Holdings of Exxon Mobil Corp Common Stock

To the Treasurer of the State of Maine:

At your request and for the purposes of disclosure to Exxon Mobil Corporation, we confirm and certify to the following as of **December 14, 2004**:

Within the following State of Maine investment portfolio accounts are the following holdings of Exxon Mobil common stock that have been continuously held in their respective accounts for over a one year period preceding December 14, 2004 based on tax lot records:

State of Maine/Baxter State Park:	375 shares Exxon Mobil	{Acquired 06/09/2003}
State of Maine Several Trust Funds:	950 shares Exxon Mobil	{Acquired 10/20/1993}
State of Maine Lands Reserve:	875 shares Exxon Mobil	{Acquired 04/06/1995}
TOTAL:	2,200 shares Exxon Mobil	

We are the investment managers of the above portfolios and KeyBank National Association is the direct DTC participant and custodian of the above shares. Any questions may be directed to me as senior portfolio manager at (207) 874-7174.

Sincerely,

Richard W. Ogrodnik

Richard W. Ogrodnik
Senior Vice President & Sr. Portfolio Mgr.
KeyBank National Association

ExxonMobil
2005
Qualifications for Independent Board Members

Whereas

ExxonMobil Corporation is one of the largest companies in the world in investment capitalization, revenue and in profit. It is also the world's largest energy company.

Although the independent members of the Board of Directors have the responsibility of protecting the interests of the shareholders, none of our outside directors have any day-to-day expertise in the core part of the company's business.

Many of our independent directors are active CEOs of large companies, and sit on many large cap corporate boards and non-profit organizations, all of which involve large commitments of time.

We believe that evaluation of the performance of the corporation, and effectiveness in improving the performance of the company, necessitates both a serious time commitment and an in-depth understanding of the energy business.

We believe that the oversight function of Board Members would be lacking if Board Members were to be uninformed about or misunderstand the core operations of the business, e.g. oil and gas availability, exploration and production, opportunities for investment in renewable energy resources and environmental impacts.

The proponents of this resolution realize that the oversight function of the outside directors would be enhanced if some had personal experience with the specialized problems of the industry.

Other publicly owned oil companies, such as Conoco Phillips, have outside directors with industry expertise.

Although the share price of ExxonMobil stock has thus far done well, the energy industry is changing rapidly. The proponents of this resolution believe that having outside board members with solid expertise in the industry could enhance the company's ability to adapt to changing circumstances and thus improve its fiscal performance and reputation.

Be it Resolved that the shareholders of ExxonMobil request the Nominating Committee of the Board of Directors to adopt a policy of annually nominating, whenever possible, at least two independent Directors who, without any conflicts of interest vis a vis ExxonMobil, hold expertise in the oil, gas or energy industry, and who have significant availability of time to devote to the oversight of ExxonMobil management.

State of Maine
Office of the Treasurer of State

39 State House Station
Augusta ME 04333-0039
207.624-7477 (voice) 207.287-2367 (fax)

DALE McCORMICK
Treasurer of State

December 13, 2004

Mr. Lee R. Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Raymond:

The State of Maine Lands Reserved Trust currently holds eleven hundred and twenty-five (1,125) shares of ExxonMobil on behalf of the many beneficiaries of these trusts. The 1,125 shares have been in our investment accounts for over five years and the intent is to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting.

I am submitting the enclosed proposal for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. I understand that a representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules. Enclosed please find verification of ownership of the above-mentioned shares.

I consider Sisters of St. Dominic of Caldwell New Jersey as the "primary filer" of this resolution, and myself as a co-filer. Please copy any correspondence to me and to Patricia A. Daly at Sisters of St. Dominic of Caldwell New Jersey.

Sincerely,

Dale McCormick

Cc: Henry Hubble, Secretary, Exxon Mobil
Encl: Resolution Text
Verification of Ownership

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 15, 2004

VIA UPS OVERNIGHT DELIVERY

Ms. Gail Drake Wright
Acting Executive Director
Maine State Retirement System
46 State House Station
Augusta, ME 04333-0046

Dear Ms. Wright:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Maine State Retirement System the proposal previously submitted by Sister Patricia Daly for the Community of the Sisters of St. Dominic of Caldwell, NJ concerning director qualifications in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that the Community of the Sisters of St. Dominic of Caldwell, NJ will be the sponsor of this proposal. Enclosed is a copy of our letter to Sister Patricia Daly acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since Maine State Retirement System does not appear on our records as a registered shareholder, you must submit proof that Maine State Retirement System meets these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 15, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 15, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 14 included a letter dated December 13, 2004, from Northern Trust stating that the you held 134,700 shares of Exxon Mobil Corporation stock for over one year. This letter does not adequately establish your eligibility to submit a shareholder proposal. As explained above, you must submit documentation from the record holder of your securities indicating that you have continuously held the required value of securities for at least one year as of December 15, 2004, the date of submission and our receipt of your proposal. The letter from Northern Trust verifies ownership through December 9.

Documentation establishing your eligibility and correcting the deficiency specifically noted in this letter must be postmarked, or transmitted electronically at 972.444.1505, to us no later than 14 days from the date you receive this notification.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly,
Sisters of St. Dominic of Caldwell New Jersey

Enclosures

MSRS

MAINE STATE RETIREMENT SYSTEM

Kay R. H. Evans, *Executive Director*
Gail Drake Wright, *Chief Deputy Executive Director*

December 14, 2004

VIA FedEx

Mr. Lee R. Raymond
Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Dear Mr. Raymond:

The Board of Trustees of the Maine State Retirement System, as fiduciaries of the state pension fund, currently holds in trust approximately one hundred thirty four thousand seven hundred (134,700) shares of ExxonMobil in its actively managed accounts and has substantial passive holdings as well. The 134,700 shares have been in our investment accounts for over one year and the intent is to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Enclosed please find Verification of Ownership of the above-mentioned actively managed shares.

We are submitting the enclosed proposal for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We consider Sisters of St. Dominic of Caldwell New Jersey as the "primary filer" of this resolution and ourselves as a co-filer. We understand that a representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Please copy any correspondence to me and to Patricia A. Daly at Sisters of St. Dominic of Caldwell New Jersey.

Yours truly,

Gail Drake Wright
Acting Executive Director

GDW/pjm
Encl. Resolution Text
Verification of Ownership

cc: Henry Hubble, Secretary, ExxonMobil

LOCATION: 96 Sewall Street (Corner of Capitol and Sewall) MAILING ADDRESS: 46 State House Station, Augusta, ME 04333-0046
Tel: (207) 512-3100 Toll-free: 1-800-451-9800 Fax: (207) 512-3101 TTY: (207) 512-3102
www.msrs.org

ExxonMobil
2005
Qualifications for Independent Board Members

Whereas

ExxonMobil Corporation is one of the largest companies in the world in investment capitalization, revenue and in profit. It is also the world's largest energy company.

Although the independent members of the Board of Directors have the responsibility of protecting the interests of the shareholders, none of our outside directors have any day-to-day expertise in the core part of the company's business.

Many of our independent directors are active CEOs of large companies, and sit on many large cap corporate boards and non-profit organizations, all of which involve large commitments of time.

We believe that evaluation of the performance of the corporation, and effectiveness in improving the performance of the company, necessitates both a serious time commitment and an in-depth understanding of the energy business.

We believe that the oversight function of Board Members would be lacking if Board Members were to be uninformed about or misunderstand the core operations of the business, e.g. oil and gas availability, exploration and production, opportunities for investment in renewable energy resources and environmental impacts.

The proponents of this resolution realize that the oversight function of the outside directors would be enhanced if some had personal experience with the specialized problems of the industry.

Other publicly owned oil companies, such as Conoco Phillips, have outside directors with industry expertise.

Although the share price of ExxonMobil stock has thus far done well, the energy industry is changing rapidly. The proponents of this resolution believe that having outside board members with solid expertise in the industry could enhance the company's ability to adapt to changing circumstances and thus improve its fiscal performance and reputation.

Be it Resolved that the shareholders of ExxonMobil request the Nominating Committee of the Board of Directors to adopt a policy of annually nominating, whenever possible, at least two independent Directors who, without any conflicts of interest vis a vis ExxonMobil, hold expertise in the oil, gas or energy industry, and who have significant availability of time to devote to the oversight of ExxonMobil management.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

December 13, 2004

Ms. Gail Wright
Chief Deputy Executive Director
Maine State Retirement System
46 State House Station
Augusta, Maine 04333-0046

RE: Exxon Mobile Holdings

Dear Gail:

According to our accounting records, the Maine State Retirement System has held a minimum of 134,700 shares of Exxon Mobil between December 9, 2003 and December 9, 2004.

Please let me know if you have any questions.

Sincerely,

Angel K. Webb

Angel K. Webb
Vice President

MSRS
MAINE STATE RETIREMENT SYSTEM

Kay R. H. Evans, *Executive Director*
Gail Drake Wright, *Chief Deputy Executive Director*

VIA FEDERAL EXPRESS

RECEIVED
DEC 27 20[illegible]
S.M. DERKACZ

December 22, 2004

Mr. David G. Henry, Section Head
Shareholder Relations
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Dear Mr. Henry:

Enclosed pleased find documentation of the Maine State Retirement System's eligibility to submit a shareholder proposal as referenced in my letter to Mr. Raymond of December 14, 2004 and in your letter to me of December 15, 2004. I believe this verification should be sufficient to meet the requirements.

Thank you for your attention to this matter.

Yours truly,

Gail Drake Wright
Acting Executive Director

GDW/pjm
Enclosure

cc: Sister Patricia Daly, Community of the Sisters of St. Dominic of Caldwell, NJ
Henry Hubble, Secretary, ExxonMobil

LOCATION: 96 Sewall Street (Corner of Capitol and Sewall) MAILING ADDRESS: 46 State House Station, Augusta, ME 04333-0046
Tel: (207) 512-3100 Toll-free: 1-800-451-9800 Fax: (207) 512-3101 TTY: (207) 512-3102
www.msrs.org

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

RECEIVED
DEC 2 2 2004
MAINE STATE RETIREMENT SYSTEM
EXECUTIVE OFFICE

December 21, 2004

Ms. Gail Wright
Deputy Director
Maine State Retirement System
46 State House Station
Augusta, ME 04333

Re: ExxonMobil

Dear Gail,

Northern Trust is the Custodian for the Maine State Retirement System. According to our accounting records, the Maine State Retirement System has continuously held shares of ExxonMobil with a market value of $2,000 or more during the year ending December 15, 2004. As of December 15, 2004, Maine State Retirement System owned 242,000 shares worth $12,223,420.00.

Please let me know if you have any questions.

Sincerely,

Angel K. Webb
Vice President

RECEIVED

2005 MAR -8 AM 10: 39

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

March 7, 2005

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Heather Maples, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Exxon Mobil Corporation

Via fax 202-942-9525

Dear Sir/Madam:

I have been asked by the Sisters of St. Dominic of Caldwell, New Jersey, the Sisters of Charity of Saint Elizabeth, the Mercy Investment Program, the Sisters of St. Joseph, the Maryknoll Fathers and Brothers and the National Ministries of the American Baptist Churches, USA (who are hereinafter collectively referred to as the "Proponents"), each of which is the beneficial owner of shares of common stock of Exxon Mobil Corporation (hereinafter referred to either as "XON" or the "Company"), and who, together with the State of Maine and the Maine State Retirement System, have submitted a shareholder proposal to XON, to respond to the letter dated January 20, 2005, sent to the Securities & Exchange Commission by the Company, in which XON contends that the Proponents' shareholder proposal may be excluded from the Company's year 2005 proxy statement by virtue of Rules 14a-8(i)(3), and 14a-8(i)(8).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in XON's year 2005 proxy statement and that it is not excludable by virtue of either of the cited rules.

The proposal relates to qualifications for independent board members.

RULE 14a-8(i)(3)

The Company argues that certain plain terms used in common parlance cannot be understood by the shareholders.

For example, the company objects that the shareholder proposal refers to "expertise", a term that the Company apparently cannot understand. However, we refer the Company to the rules of the New York Stock Exchange (where the Company's stock is listed) for an instance where the term is used. In the commentary to NYSE Rule 303A(7)(a), the Exchange requires that "at least one member of the audit committee must have accounting or related financial management expertise." The NYSE then goes on to specifically leave it to "the company's board" to interpret "such qualification in its business judgment". So do the Proponents with respect to the request for the expertise made in their proposal.

The Company's other objections are of a similar nature. One should not have to explain to XON what a "conflict of interest" is. In any event the shareholders will be able to ascertain the content of that phrase without further assistance. To any reasonable shareholder the phrase "whenever possible" means that there is no requirement that such persons be found but rather that attempts be made to find them. The notion that directors should have the time available to serve effectively on the board is certainly not a novel one, especially in light of numerous calls to limit the number of boards on which independent directors sit because of the fear that they will be unable to devote sufficient time to a board if they sit on too many.

In short, the Company's arguments appear to be mere makeweights. Nevertheless, if the Staff were to disagree, the Proponents stand ready to amend their proposal to eliminate any possible ambiguities. See Staff Legal Bulletin 14, Section E.5. (July 13, 2001).

Rule 14a-8(i)(8)

We are glad that the Company has explicitly recognizes the reason why Rule 14a-8(i)(8) was originally enacted. As XON notes, the Rule was promulgated in 1976 in order to prevent Rule 14a-8 from being used as an alternative vehicle to run a proxy contest in order to elect someone to the board. However, by no stretch of the imagination can the Proponents' shareholder proposal be deemed an alternative "means for conducting elections". Since the Commission's explanation of the rule in its adopting release is legally binding as to the meaning of the rule (see *AMALGAMATED CLOTHING AND TEXTILE WORKERS UNION, NATIONAL COUNCIL OF THE CHURCHES OF CHRIST IN THE U.S.A., UNITARIAN UNIVERSALIST ASSOCIATION, and LITERARY SOCIETY OF SAINT CATHERINE OF SIENNA, Plaintiffs, v. WAL-MART STORES, INC., Defendant,* 821 F. Supp 877 (S.D.N.Y. 1933)), it is apparent that Rule 14a-8(i)(8) is not applicable to the Proponents' shareholder proposal.

The no-action letters cited by XON are inapplicable to the instant situation. Each one of them was an attempt to get around the prohibition of using Rule 14a-8 an alternative to a proxy fight. This is clear because in each case the proposed qualification for election was so narrow that the qualification could not be characterized as a qualification of general applicability, but rather for a specified individual or small group of individuals with a special ax to grind (descendents of specified persons; prominent environmentalists; employees; those engaged in a tender offer for the registrant). In contrast, the qualifications suggested in the Proponents' shareholder proposal do not provide for representation of some special interest group but rather provide that at least some independent directors have the type of knowledge most essential to enhancing shareholder value for the shareholders at large. Indeed, it is clear that the Proponents' shareholder proposal is far less restrictive than was the proposal very recently upheld by the Staff in *Raytheon Company* (February 10, 2005) ("from the ranks of Raytheon's retirees").

In short, unlike the situations in the no-action letters cited by the Company, the Proponents' shareholder proposal vests full discretion in the nominating committee of the Board. Such shareholder proposals are not excludable under Rule 14a-8(i)(8). *Hewlett-Packard Company* (January 10, 2003); *General Electric Company* (January 12, 2001); *General Motors Corporation* (April 10, 2000).

For the foregoing reasons, the Proponent's shareholder proposal is not excludable by virtue of Rule 14a-8(i)(8).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Lisa K. Bork
Proponents
Sister Pat Wolf

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 21, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 20, 2005

The proposal requests that the board adopt a policy of annually nominating, whenever possible, at least two independent directors who, without any conflicts of interest vis a vis ExxonMobil, hold expertise in the oil, gas or energy industry and who have significant availability of time to devote to the oversight of ExxonMobil management.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Sukjoon Richard Lee

Sukjoon Richard Lee
Attorney-Advisor